HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
22 A

082-03638

Date: 8 June 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07024644

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a set of circular dated 8 June 2007 of the Company regarding the discloseable transaction in relation to the placing and top-up subscription of Macau Prime Properties Holdings Limited for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

Encl.

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION

8 June 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"AGM"	the annual general meeting of MPPHL held on 8 September 2006
"Announcement"	the joint announcement of the Company and MPPHL dated 18 May 2007 in relation to, among other things, the Placing and Top-Up Subscription
"Board"	the board of Directors
"connected persons"	has the meanings ascribed to it under the Listing Rules
"Director(s)"	director(s) of the board of the Company
"General Mandate"	the mandate granted to the directors of MPPHL by the shareholders of MPPHL at the AGM to allot, issue and deal with up to 20% of the then issued share capital of MPPHL as at the date of the AGM
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hanny" or "Company"	Hanny Holdings Limited (Stock Code: 275), a company incorporated in Bermuda with limited liability, the issued Shares of which are listed on the main board of the Stock Exchange
"Latest Practicable Date"	5 June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Last Trading Date"	17 May 2007, being the last full trading day for the MPPHL Shares before the Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"MPPHL"	Macau Prime Properties Holdings Limited (Stock Code: 199), a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange
"MPPHL Group"	MPPHL and its subsidiaries
"MPPHL Shares"	ordinary share(s) of HK$0.01 each in the share capital of MPPHL

"Placee(s)"	any individual(s), institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares pursuant to the Placing Agent's obligations under the Placing and Subscription Agreement
"Placing"	the placing of 300,000,000 existing MPPHL Shares beneficially owned by the Vendor pursuant to the terms of the Placing and Subscription Agreement
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 regulated activities (dealing in securities) under the SFO
"Placing and Subscription Agreement"	the top-up placing and subscription agreement between the Vendor, MPPHL and the Placing Agent dated 18 May 2007 in relation to the Placing and Top-Up Subscription
"Placing Price"	HK$0.56 per Placing Share
"Placing Share(s)"	an aggregate of 300,000,000 existing MPPHL Shares beneficially owned by the Vendor and placed pursuant to the Placing and Subscription Agreement
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this circular
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Top-Up Subscription"	the subscription of 300,000,000 new MPPHL Shares pursuant to the terms of the Placing and Subscription Agreement
"Top-Up Subscription Price"	HK$0.56 per Top-Up Subscription Share
"Top-Up Subscription Share(s)"	a total of 300,000,000 new MPPHL Shares subscribed for by the Vendor pursuant to the Placing and Subscription Agreement
"Vendor"	Loyal Concept Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Hanny
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

8 June 2007

To the Shareholders and, for information only, to the holders of convertible bonds of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

The Top-up Placing

The Company and MPPHL jointly announced on 18 May 2007 that on 18 May 2007, the Vendor (being an indirect wholly-owned subsidiary of the Company), the Placing Agent and MPPHL entered into the Placing and Subscription Agreement pursuant to which the Vendor agreed to place, through the Placing Agent, an aggregate of 300,000,000 existing MPPHL Shares, on a fully underwritten basis, to not fewer than six Placees who and whose ultimate beneficial owners will be third parties independent of and not connected persons of MPPHL and its connected persons at a price of HK$0.56 per Placing Share. Pursuant to the Placing and Subscription Agreement, the Vendor conditionally agreed to subscribe for an aggregate of 300,000,000 Top-Up Subscription Shares at a price of HK$0.56 per Top-Up Subscription Share.

The 300,000,000 Placing Shares (or the Top-Up Subscription Shares) represent (i) approximately 12.70% of the existing issued share capital of MPPHL of 2,361,851,200 MPPHL Shares as at the date of the Announcement; and (ii) approximately 11.27% of the issued share capital of MPPHL of 2,661,851,200 MPPHL Shares as enlarged by the Top-Up Subscription.

The Placing and the Top-Up Subscription constitute discloseable transactions for the Company under the Listing Rules. The purpose of this circular is to provide you with further details of the Placing and Subscription Agreement and other information required under the Listing Rules.

THE PLACING AND SUBSCRIPTION AGREEMENT

Date

18 May 2007

Parties to the Placing and Subscription Agreement

The Vendor, the Placing Agent and MPPHL

THE PLACING

Placing Agent

The Placing Agent will receive a placing commission of 2.5% on the gross proceeds of the Placing, which was arrived at after arm's length negotiations between MPPHL and the Placing Agent with reference to the market rate. The Placing Agent and its ultimate beneficial owners are third parties independent of and not connected persons of MPPHL and its connected persons.

Placees

The Placing Agent agreed to place the Placing Shares on a fully underwritten basis, to not fewer than six Placees who and whose ultimate beneficial owners will be third parties independent of and not connected persons of MPPHL and its connected persons. Immediately after completion of the Placing, none of the Placees will become a substantial shareholder (as defined in the Listing Rules) of MPPHL.

Placing Price

The Placing Price (or the Top-Up Subscription Price) of HK$0.56 represents (i) a discount of approximately 8.2% to the closing price of HK$0.61 per MPPHL Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a premium of approximately 9.8% over the average closing price per MPPHL Share of approximately HK$0.51 as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Date; and (iii) a premium of approximately 15.7% over the average closing price per MPPHL Share of HK$0.484 as quoted on the Stock Exchange for the last ten consecutive trading days up to and including the Last Trading Date.

The Placing Price was determined with reference to the prevailing market price of the MPPHL Share and was negotiated on an arm's length basis between MPPHL and the Placing Agent on 18 May 2007.

The Placing Shares

The 300,000,000 Placing Shares represent (i) approximately 12.70% of the existing issued share capital of MPPHL of 2,361,851,200 MPPHL Shares as at the date of the Announcement; and (ii) approximately 11.27% of the issued share capital of MPPHL of 2,661,851,200 MPPHL Shares as enlarged by the Top-Up Subscription.

Ranking of Placing Shares

The Placing Shares rank pari passu among themselves and with MPPHL Shares in issue as at the date of the Announcement.

Condition of the Placing

The Placing is unconditional.

Completion

The Placing was completed on 23 May 2007.

THE TOP-UP SUBSCRIPTION

The Top-Up Subscription Price

The Top-Up Subscription Price is HK$0.56 per MPPHL Share. The Top-Up Subscription Price is the same to the Placing Price and was determined after arm's length negotiation between MPPHL and the Vendor with reference to the Placing Price of the Placing Shares.

Number of Top-Up Subscription Shares

The number of Top-Up Subscription Shares is equivalent to the number of Placing Shares, being 300,000,000, representing (i) approximately 12.70% of the existing issued share capital of MPPHL of 2,361,851,200 MPPHL Shares as at the date of the Announcement; and (ii) approximately 11.27% of the issued share capital of MPPHL of 2,661,851,200 MPPHL Shares as enlarged by the Top-Up Subscription.

Ranking of Top-Up Subscription Shares

The Top-Up Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with MPPHL Shares in issue at the time of issue and allotment of the Top-Up Subscription Shares.

The Top-Up Subscription Shares

The Top-Up Subscription Shares were issued under the General Mandate granted to the directors of MPPHL by resolution of the shareholders of MPPHL passed at the AGM subject to the limit up to 20% of the then issued share capital of MPPHL as at the date of the AGM (i.e. 465,095,908 MPPHL Shares). Up to the date of the Announcement, no new MPPHL Shares have been issued under the General Mandate.

Conditions of the Top-Up Subscription

The Top-Up Subscription is conditional upon:

(i) the Stock Exchange granting listing of and permission to deal in the Top-Up Subscription Shares;

(ii) completion of the Placing having occurred pursuant to the terms of the Placing and Subscription Agreement; and

(iii) the Bermuda Monetary Authority approving or agreeing to the allotment and issue of the Top-Up Subscription Shares (if necessary).

Application has been made by MPPHL to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Top-Up Subscription Shares.

Completion

Completion of the Top-Up Subscription took place on 1 June 2007.

SHAREHOLDING STRUCTURE

The shareholding of the Company in MPPHL as at the date of Announcement, upon completion of the Placing and immediately after completion of the Placing and Top-Up Subscription are as follows:

Shareholders	As at the date of Announcement		Upon completion of the Placing		Upon completion of the Placing and Top-Up Subscription	
	No. of Shares	*Approximate %*	*No. of Shares*	*Approximate %*	*No. of Shares*	*Approximate %*
The Vendor *(Note 1)*	356,137,272	15.08	56,137,272	2.24	356,137,272	12.48
Cyber Generation Limited *(Note 1)*	-	-	40,000,000	1.60	40,000,000	1.40
Cheung Hon Kit *(Note 2)*	4,000,000	0.17	4,000,000	0.16	4,000,000	0.14
Kopola Investment Company Limited *(Note 3)*	55,080,000	2.33	168,716,363	6.75	158,716,363	5.56
Public:						
– Placing Shares placed to the Placees under the Placing	–	–	300,000,000	11.99	300,000,000	10.52
– Other public Shareholders	1,946,633,928	82.42	1,932,779,087	77.26	1,994,077,786	69.90
Sub-total	1,946,633,928	82.42	2,232,779,087	89.25	2,294,077,786	80.42
Total	2,361,851,200	100.00	2,501,632,722	100.00	2,852,931,421	100.00

Notes:

1. The Vendor and Cyber Generation Limited are wholly-owned subsidiaries of Hanny Magnetics (B.V.I.) Limited, which in turn is a wholly-owned subsidiary of Hanny.

2. Mr. Cheung Hon Kit, an executive director of MPPHL, was interested in 4,000,000 MPPHL Shares as at the Latest Practicable Date.

3. Each of Mr. Ho Hau Chong, Norman, a non-executive director of MPPHL, and his brother, Mr. Ho Hau Hay, Hamilton, owned 50% interest in Kopola Investment Company Limited which is beneficially interested in 158,716,363 MPPHL Shares as at the Latest Practicable Date.

INFORMATION ON THE COMPANY AND MPPHL

The Company is an investment holding company which is principally engaged in trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and a subsidiary whose shares are traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. As at the Latest Practicable Date, the 13.88% shareholding interest in MPPHL was treated as an investment of the Company.

MPPHL is an investment holding company and its subsidiaries are principally engaged in property development and investment in Macau, the PRC and Hong Kong. The MPPHL Group is also engaged in securities investment, golf resort and hotel operations.

Set out below is a summary of the audited consolidated results of the MPPHL Group for the two financial years ended 31 March 2005 and 2006:

	For the year ended 31 March	
	2005	**2006**
	(Audited and restated)	(Audited)
	HK$'000	*HK$'000*
Profit/(Loss) before income tax	14,085	(70,435)
Net profit/(Loss) for the year	12,262	(73,092)

As at 30 September 2006, the unaudited consolidated net assets value of the MPPHL Group attributable to the shareholders amounted to approximately HK$1,542 million.

REASONS FOR THE PLACING AND USE OF PROCEEDS

The directors of MPPHL consider various ways of raising funds and consider that the Placing and Top-Up Subscription represents an opportunity to raise capital for MPPHL while broadening the shareholder base and capital base of MPPHL.

The gross proceeds from the Top-Up Subscription will be approximately HK$168 million. The net proceeds of approximately HK$162 million from the Top-Up Subscription is intended to be used for general working capital of the MPPHL Group. The net price raised per MPPHL Share upon completion of the Top-Up Subscription will be approximately HK$0.54 per MPPHL Share. The estimated expense of approximately HK$6 million in relation to the Placing, in particular the placing commission, legal fees and publication fees, will be borne by MPPHL.

Based on the above, the Directors consider that the Placing and the Top-Up Subscription are in the interests of the Company and the Shareholders as a whole and the terms of the Placing and Subscription Agreement are fair and reasonable as far as the Shareholders are concerned.

FINANCIAL EFFECTS OF THE PLACING AND TOP-UP SUBSCRIPTION

The Directors expect that the completion of the Placing and Top-Up Subscription would not result in any financial effect to the Company. No gain or loss would be recorded as a result of the Placing and Top-Up Subscription and no effect on the earnings and assets and liabilities of the Company would be resulted.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Note)*	Long position	Beneficial owner	Personal interest	7,697	0.00%
	Long position	Interest of controlled corporation	Corporate interest	148,979,504	49.10%
Dr. Yap, Allan ("Dr. Yap")	Long position	Beneficial owner	Personal interest	1,424	0.00%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

Dr. Chan is deemed to have a corporate interest in 148,979,504 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest is detailed and duplicates the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Convertible bond

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.10%
	Long position	Interest of controlled corporations	Corporate interest	11,304,682	3.73%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note)*	Long position	Interest of spouse	148,979,504	-	49.10%
	Long position	Interest of spouse	-	11,304,682	3.73%
	Long position	Interest of spouse	7,697	-	0.00%
	Long position	Interest of spouse	-	315,756	0.10%
Dr. Chan *(Note)*	Long position	Interest of controlled corporation	148,979,504	-	49.10%
	Long position	Interest of controlled corporations	-	11,304,682	3.73%
	Long position	Beneficial owner	7,697	-	0.00%
	Long position	Beneficial owner	-	315,756	0.10%
Chinaview *(Note)*	Long position	Interest of controlled corporation	148,979,504	-	49.10%
	Long position	Interest of controlled corporations	-	11,304,682	3.73%

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Galaxyway Investments Limited ("Galaxyway") *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	49.10%
	Long position	Interest of controlled corporations	–	11,304,682	3.73%
ITC Corporation Limited ("ITC") *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	49.10%
	Long position	Interest of controlled corporations	–	11,304,682	3.73%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	49.10%
	Long position	Interest of controlled corporations	–	11,304,682	3.73%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	148,979,504	–	49.10%
	Long position	Interest of controlled corporation	–	641,762	0.21%
Famex Investment Limited ("Famex") *(Note)*	Long position	Beneficial owner	148,979,504	–	49.10%
	Long position	Beneficial owner	–	641,762	0.21%

Notes: Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 10,662,920 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns approximately 0.5% of the issued ordinary share capital of ITC and the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 148,979,504 Shares and 641,762 Underlying Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 10,662,920 Underlying Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 7,697 Shares and 315,756 Underlying Shares held by Dr. Chan.

ITC, through Hollyfield and Famex, also holds the convertible bonds of the Company ("Hanny Bonds") with face value of HK$95,966,280 and HK$5,775,870 respectively. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share (subject to adjustments), 10,662,920 Shares and 641,762 Shares will be issued to Hollyfield and Famex respectively. Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share (subject to adjustments), 315,756 Shares will be issued to Dr. Chan.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	%of the issued share capital
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Yap	Wing On Travel and its subsidiaries	Property investment in Hong Kong and property development in the PRC	Executive director
Mr. Lui Siu Tsuen, Richard	Wing On Travel and its subsidiaries	Property investment in Hong Kong and property development in the PRC	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**錦興集團有限公司**證券全部**出售或轉讓**，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、持牌證券交易商或其他代理人，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

須予披露交易

二零零七年六月八日

* 僅供識別

目　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	澳門祥泰地產於二零零六年九月八日舉行之股東週年大會
「公告」	指	本公司及澳門祥泰地產集團有限公司日期為二零零七年五月十八日有關（其中包括）配售及補充認購之聯合公告
「董事會」	指	本公司之董事會
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司董事
「一般授權」	指	澳門祥泰地產之股東在股東週年大會授予澳門祥泰地產之董事之一般授權，以配發、發行及處置不超過於股東週年大會當日澳門祥泰地產已發行股本之20%股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「錦興」或「本公司」	指	錦興集團有限公司（股份代號：275），一家於百慕達註冊成立的有限公司，其已發行股份於聯交所主板上市
「最後實際可行日期」	指	二零零七年六月五日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「最後交易日期」	指	二零零七年五月十七日，即該公告前股份最後一個完整交易日
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「標準守則」	指	上市規則附錄十所載上市發行人董事進行證券交易的標準守則
「澳門祥泰地產」	指	澳門祥泰地產集團有限公司（股份代號：199），一家於百慕達註冊成立的有限公司，其已發行股份於聯交所主板上市
「澳門祥泰地產集團」	指	澳門祥泰地產及其附屬公司
「澳門祥泰地產股份」	指	澳門祥泰地產每股面值0.01港元之普通股

「承配人」	指	配售代理履行配售及認購協議所規定配售代理的責任而安排認購配售股份的個人、機構或其他專業投資者或彼等各自的附屬公司或聯營公司
「配售」	指	根據配售及認購協議條款配售賣方實益擁有的300,000,000股澳門祥泰地產現有股份
「配售代理」	指	金利豐證券有限公司，根據證券及期貨條例獲得發牌可經營第1類受規管活動（證券交易）的機構
「配售及認購協議」	指	賣方、澳門祥泰地產與配售代理就配售及補充認購而訂立日期為二零零七年五月十八日的補充配售及認購協議
「配售價」	指	每股配售股份0.56港元
「配售股份」	指	根據配售及認購協議所配售及由賣方實益擁有的合共300,000,000股澳門祥泰地產現有股份
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司每股面值0.01港元的普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「補充認購」	指	根據配售及認購協議的條款認購300,000,000股澳門祥泰地產新股份
「補充認購價」	指	每股補充認購股份0.56港元
「補充認購股份」	指	賣方根據配售及認購協議已認購合共300,000,000股澳門祥泰地產新股份
「賣方」	指	Loyal Concept Limited，於英屬維爾京群島註冊成立的有限公司，為錦興的間接全資附屬公司
「港元」	指	香港法定貨幣港元

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者:

須予披露交易

緒言

補充配售

本公司與澳門祥泰地產於二零零七年五月十八日發出聯合公告,於二零零七年五月十八日,賣方(為本公司間接全資附屬公司)、配售代理與澳門祥泰地產訂立配售及認購協議,據此賣方同意透過配售代理以全數包銷方式,以每股配售股份0.56港元的價格,向不少於六名承配人(本身及其最終實益擁有人為第三者,並獨立於及並非澳門祥泰地產的關連人士及其關連人士),配售合共300,000,000股澳門祥泰地產的現有股份。根據配售及認購協議,賣方有條件同意按每股補充認購股份0.56港元的價格認購合共300,000,000股補充認購股份。

300,000,000股配售股份(或補充認購股份)相當於(i)於該公告日期澳門祥泰地產現有已發行股本2,361,851,200股澳門祥泰地產股份約12.70%;及(ii)經補充認購擴大後澳門祥泰地產已發行股本2,661,851,200股澳門祥泰地產股份約11.27%。

根據上市規則,配售及補充認購構成本公司之須予披露交易。本通函旨在向 閣下提供配售及認購協議之進一步詳情及按上市規則規定之其他資料。

* 僅供識別

配售及認購協議

日期

二零零七年五月十八日

配售及認購協議立約方

賣方、配售代理及澳門祥泰地產

配售

配售代理

配售代理將收取配售所得款項總額的2.5%作為配售佣金，有關佣金由澳門祥泰地產與配售代理參考市場水平後按公平磋商釐定。配售代理及其最終實益擁有人均為第三者，並獨立於及並非澳門祥泰地產的關連人士及其關連人士。

承配人

配售代理同意按全數包銷的方式，安排將配售股份配售予不少於六名承配人（本身及其最終實益擁有人為第三者，並獨立於及並非澳門祥泰地產的關連人士及其關連人士）。緊隨配售完成時，並無承配人將會成為澳門祥泰地產之主要股東（定義見上市規則）。

配售價

配售價（或補充認購價）0.56港元，較(i)於最後交易日期每股澳門祥泰地產股份在聯交所的收市價0.61港元折讓約8.2%；(ii)截至及包括最後交易日期最後五個連續交易日每股澳門祥泰地產股份在聯交所的平均收市價0.51港元高出約9.8%；及(iii)截至及包括最後交易日期最後十個連續交易日每股澳門祥泰地產股份在聯交所的平均收市價0.484港元高出約15.7%。

配售價由澳門祥泰地產與配售代理於二零零七年五月十八日參考澳門祥泰地產股份當時市價按公平磋商釐定。

配售股份

300,000,000股配售股份相當於(i)於該公告日期澳門祥泰地產的現有已發行股本2,361,851,200股澳門祥泰地產股份約12.70%；及(ii)經補充認購擴大後澳門祥泰地產之已發行股本2,661,851,200股澳門祥泰地產股份約11.27%。

配售股份的地位

配售股份本身之間及與該公告日期澳門祥泰地產已發行股份在各方面享有同等權利。

配售的條件

配售並無附帶條件。

完成

配售已於二零零七年五月二十三日完成。

補充認購

補充認購價

補充認購價為每股澳門祥泰地產股份0.56港元，補充認購價與配售價相同，由澳門祥泰地產與賣方參考配售股份的配售價後按公平磋商釐定。

補充認購股份數目

補充認購股份數目相等於配售股份數目，即300,000,000股，相當於(i)於該公告日期澳門祥泰地產現有已發行股本2,361,851,200股澳門祥泰地產股份約12.70%；及(ii)經補充認購擴大後澳門祥泰地產已發行股本2,661,851,200股澳門祥泰地產股份約11.27%。

補充認購股份的地位

補充認購股份當發行及繳足股本後，本身之間及與發行及配發補充認購股份當時已發行澳門祥泰地產股份在各方面享有同等權利。

補充認購股份

補充認購股份根據澳門祥泰地產股東於股東週年大會通過決議案授予澳門祥泰地產董事的一般授權發行，惟數目不得超於過股東週年大會日期澳門祥泰地產已發行股本20%（即465,095,908股澳門祥泰地產股份）。截至本公告日期，並無根據一般授權發行澳門祥泰地產之新股份。

補充認購的條件

補充認購須待以下條件達成後方可作實：

(i) 聯交所批准補充認購股份上市及買賣；

(ii) 根據配售及認購協議的條款完成配售；及

(iii) 百慕達金融管理局批准或同意批准配發及發行補充認購股份（如需要）。

澳門祥泰地產已向聯交所上市委員會申請批准補充認購股份上市及買賣。

完成

補充認購已於二零零七年六月一日完成。

股權架構

於該公告日期、配售完成時及緊隨配售及補充認購完成時，本公司於持有澳門祥泰地產股份如下：

股東	於公告日期		配售完成時		配售及補充認購完成時	
	股份數目	概約百分比	股份數目	概約百分比	股份數目	概約百分比
賣方（附註1）	356,137,272	15.08	56,137,272	2.24	356,137,272	12.48
Cyber Generation Limited（附註1）	–	–	40,000,000	1.60	40,000,000	1.40
張漢傑（附註2）	4,000,000	0.17	4,000,000	0.16	4,000,000	0.14
Kopola Investment Company Limited（附註3）	55,080,000	2.33	168,716,363	6.75	158,716,363	5.56
公眾人士：						
－ 根據配售向承配人已配售的配售股份	–	–	300,000,000	11.99	300,000,000	10.52
－ 其他公眾股東	1,946,633,928	82.42	1,932,779,087	77.26	1,994,077,786	69.90
小計	1,946,633,928	82.42	2,232,779,087	89.25	2,294,077,786	80.42
合計	2,361,851,200	100.00	2,501,632,722	100.00	2,852,931,421	100.00

附註：

1. 賣方及Cyber Generation Limited為Hanny Magnetics (B.V.I.) Limited的全資附屬公司，而Hanny Magnetics (B.V.I.) Limited為錦興的全資附屬公司。

2. 張漢傑先生為澳門祥泰地產的執行董事，於最後實際可行日期擁有4,000,000股澳門祥泰地產股份。

3. 於最後實際可行日期，澳門祥泰地產集團有限公司非執行董事何厚鏘先生及彼之胞兄何厚浠先生各擁有Kopola Investment Company Limited的50%權益，而Kopola Investment Company Limited擁有158,716,363股澳門祥泰地產股份。

本公司及澳門祥泰地產之資料

本公司為一家投資控股公司，主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括(i)一間股份於澳洲證券交易所上市之附屬公司及一間股份於美利堅合眾國場外交易議價板買賣之附屬公司；(ii)股份於聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iii)股份於聯交所上市之公司所發行之長期可換股票據之投資。於最後實際可行日期，持有於澳門祥泰地產的13.88%股本權益視作本公司之投資。

澳門祥泰地產為一家投資控股公司及其附屬公司主要從事於澳門、中國及香港之物業發展及投資。澳門祥泰地產亦從事證券投資、高爾夫球渡假村及酒店業務。

以下為澳門祥泰地產集團截至二零零五年及二零零六年三月三十一日止兩個財政年度的經審核綜合業績概要：

	截至三月三十一日止年度	
	二零零五年	二零零六年
	（經審核及重列）	（經審核）
	千港元	千港元
除所得税前溢利／（虧損）	14,085	(70,435)
年度溢利／（虧損）淨額	12,262	(73,092)

於二零零六年九月三十日，股東應佔澳門祥泰地產集團之未經審核綜合資產淨值約為1,542,000,000港元。

配售的理由及所得款項用途

澳門祥泰地產之董事考慮多個集資方法，而認為配售及補充認購為澳門祥泰地產集資的良機，既可擴大股東基礎，亦可同時擴大澳門祥泰地產的股本。

補充認購所得款項總額約為168,000,000港元，而補充認購所得款項淨額約162,000,000港元將撥作澳門祥泰地產集團的一般營運資金。補充認購完成時每股澳門祥泰地產集資淨價格將約為每股澳門祥泰地產股份0.54港元。估計有關配售的開支約6,000,000港元，主要包括配售佣金、法律費用及公告費用，將由澳門祥泰地產承擔。

基於上述原因，董事認為配售及補充認購協議符合本公司與股東的整體利益，且配售及認購協議條款對股東而言乃屬公平合理。

配售及補充認購之財務影響

董事預期配售及補充認購完成時並不會對本公司構成任何財務影響。本公司概無因配售及補充認購錄得利潤及虧損，並對本公司之盈利及資產及負債構成影響。

一般事項

謹請　閣下參閱本通函附錄所載之其他資料。

此　致

列位股東 台照
及本公司可兑換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年六月八日

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（根據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據標準守則須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) *於股份之權益*

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳國強博士（「陳博士」）（附註）	好倉	實益擁有人	個人權益	7,697	0.00%
	好倉	受控公司之權益	公司權益	148,979,504	49.10%
Yap, Allan博士（「Yap博士」）	好倉	實益擁有人	個人權益	1,424	0.00%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有148,979,504股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及與之重複。

(b) *於本公司股本衍生工具（定義見證券及期貨條例）之權益*

可兌換債券

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	佔本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	315,756	0.10%
	好倉	受控公司之權益	公司權益	11,304,682	3.73%

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a) 於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
伍婉蘭女士（附註）	好倉	配偶權益	148,979,504	–	49.10%
	好倉	配偶權益	–	11,304,682	3.73%
	好倉	配偶權益	7,697	–	0.00%
	好倉	配偶權益	–	315,756	0.10%
陳博士（附註）	好倉	受控公司之權益	148,979,504	–	49.10%
	好倉	受控公司之權益	–	11,304,682	3.73%
	好倉	實益擁有人	7,697	–	0.00%
	好倉	實益擁有人	–	315,756	0.10%
Chinaview（附註）	好倉	受控公司之權益	148,979,504	–	49.10%
	好倉	受控公司之權益	–	11,304,682	3.73%

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
Galaxyway Investments Limited	好倉	受控公司之權益	148,979,504	–	49.10%
(「Galaxyway」)(附註)	好倉	受控公司之權益	–	11,304,682	3.73%
德祥企業集團有限公司(「德祥」)	好倉	受控公司之權益	148,979,504	–	49.10%
(附註)	好倉	受控公司之權益	–	11,304,682	3.73%
ITC Investment Holdings Limited(「ITC	好倉	受控公司之權益	148,979,504	–	49.10%
Investment」)(附註)	好倉	受控公司之權益	–	11,304,682	3.73%
Mankar Assets Limited(「Mankar」)	好倉	受控公司之權益	148,979,504	–	49.10%
(附註)	好倉	受控公司之權益	–	641,762	0.21%
其威投資有限公司	好倉	實益擁有人	148,979,504	–	49.10%
(「其威」)(附註)	好倉	實益擁有人	–	641,762	0.21%

附註：Hollyfield Group Limited(「Hollyfield」)(為ITC Investment之全資附屬公司)擁有(就非上市股本衍生工具而言)10,662,920股本公司相關股份(「相關股份」)。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股股本三分之一以上。陳博士擁有德祥已發行普通股股本約0.5%及Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之148,979,504股股份及641,762股相關股份中擁有權益。ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於Hollyfield 持有之10,662,920股相關股份中擁有權益。伍婉蘭女士亦被視為於陳博士持有之7,697股股份及315,756股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及5,775,870港元之本公司可兌換債券(「錦興債券」)。於錦興債券按初步兌換價每股股份9.0港元(可予調整)獲悉數兌換後，合共10,662,920股股份及641,762股股份將分別發行予Hollyfield及其威。陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按初步兌換價每股股份9.0港元(可予調整)獲悉數兌換後，合共315,756股股份將發行予陳博士。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外，董事並不知悉有任何一方（非董事）於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益或擁有有關該等股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

5. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
Yap博士	永安旅遊及其附屬公司	於香港從事物業投資及於中國從事物業發展	執行董事
呂兆泉先生	永安旅遊及其附屬公司	於香港從事物業投資及於中國從事物業發展	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏慤道12號美國銀行中心31樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

END